OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711 www.mirandagold.com			214 – 3540 West 41st Avenue, Vancouver, British Columbia, V6N 3E6
PHONE: (604) 803-4883 Fax: (604) 682-6318

MIRANDA AND PRISM ENTER INTO DEFINITIVE AGREEMENT AND EXPAND

CERRO ORO PROJECT

Vancouver, BC, Canada – July 11, 2013 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) and Prism Resources Inc. (“Prism”) (NEX:PRS.H) have entered into a definitive agreement (the “Agreement”) for the development of the Cerro Oro, Colombia project, which replaces the agreement in principle announced on January 31, 2013.

Cerro Oro covers approximately 1100 hectares and lies within the prolific Middle Cauca Belt in the Caldas department approximately 120 km south of Medellin. Cerro Oro is 14 km southwest of Marmato deposit and appears to be one of a cluster of epithermal gold systems midway between Solvista’s Caramanta deposit to the north and Seafield and Batero’s Quinchia deposits to the south. Cerro Oro is favorably located in a terrain where other discoveries are prolific and Miranda is excited to explore the area with Prism.

Miranda continues exploration of this 780 sq km area of clustered of deposits and through in house remote sensing has identified several other prospective areas to investigate. On July 2nd when the moratorium on exploration applications was lifted, Miranda was able to add approximately 500 hectares contiguous to the original Cerro Oro application. From reconnaissance these areas are known to contain alteration and gold anomalies and have expanded the target.

Project Details

At Cerro Oro gold-silver mineralization is hosted in sericitic and argillically altered 2-3MA volcanic tuffs and flows of the Combia Formation associated within narrow veins and widespread hematitic fractures zones. Gold has a geochemical association with arsenic, mercury and antimony and generally low or background base metal values. Discreet veining is restricted although inferred late stage quartz-stibnite-gold veins occur locally.

Recently informal miners have developed workings on thin veins of quartz-adularia- pyrite and also excavated local bladed quartz after calcite textures. Adularia and bladed texture is a common feature of the productive parts of low sulfidation gold systems and can be associated with bonanza veins.

Outcrop exposure is limited to creek beds but these exposures suggest alteration and mineralization occurs over two square kilometers. Alteration seems to occur within the damage zone of a northwest-trending structural zone up to 600 meters wide. Notably it is common to recover fine free gold by panning crushed outcrop samples and artisanal miners are locally recovering free gold from in situ sap-rock by small-scale hydraulic mining. Informal miners are also recovering a significant portion of contained gold in veins and fractures from a simple gravity circuit without using chemicals.

Miranda infers Cerro Oro represents a fracture-controlled to disseminated, low-sulfidation epithermal gold system. Ore fluids have apparently flooded the porous Combia tuffs to create a bulk minable target, although high-grade bonanza veins are typical of a low sulfidation system and probably develop as drill targets in less porous rocks under the surface tuff.

Limited reconnaissance mapping and prospecting suggests alteration is zoned from argillic to siliceous alteration with depth and that the alteration cell at Cerro Oro may have a spatial and structural relationship to potassic alteration and porphyry-style mineralization several kilometers away. Twenty surface rock samples returned assay values between 0.120 and 3.3 g Au/t and 28 g Ag/t.

Early exploration work will include prospecting and mapping to define the limits of the mineralized system and identify structural controls. Soil grids will be initiated from areas of artisanal mining to be followed up by trenching to advance drill targets.

Agreement Details

The Agreement with Prism takes effect and is conditional upon the Cerro Oro applications being converted to a license and applicable regulatory and stock exchange approvals. Upon satisfaction of the foregoing conditions, Prism will reimburse Miranda for all underlying lease payments paid by Miranda and Prism will be obligated to fund exploration related expenditures of US$4,000,000 to earn a 51% interest and through additional funding can earn an additional 19% for a total interest of 70%. The underlying lease agreement on Cerro Oro required payment of a US$10,000 on signing and a subsequent payment of US$80,000 upon conversion of the application to a license. To maintain the lease, annual escalating payments that total $525,000 over five years will be required and thereafter annual payments of $135,000. The project is also subject to a 1.2 % production royalty and a per ounce bonus for measured and indicated NI43-101 compliant resource and reserves.

Data disclosed in this press release, have been reviewed and verified by Miranda’s Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

About Miranda

Miranda Gold Corp. is a gold exploration company active in Nevada and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Montezuma Mines Inc., Navaho Gold Ltd., Ramelius Resources Ltd., and Red Eagle Mining Corporation.

About Prism

Prism Resources Inc. is a junior exploration corporation listed on the NEX board of the TSX Venture Exchange. Its focus is on earning its interest in the Cerro Oro Project with a view to reactivate to the TSX Venture Exchange.

ON BEHALF OF THE BOARDS OF DIRECTORS OF BOTH MIRANDA AND PRISM

For more information related to Miranda: Joe Hebert, Vice President, Exploration

775-738-1877

www.mirandagold.com

For more information related to Prism contact:
Robert (Bob) Baxter
Prism Resources Inc.
+1-778-928-1864
Email: bbaxter@prismresourcesinc.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.